25002964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49740

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/24 (MM/DD/YY) AND ENDING 01/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.W. Sherwold Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 04 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22994 El Toro Road
(No. and Street)

Lake Forest, (City) CA (State) 92630 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary W. Sherwold	949-470-0700	gary@gwsherwold.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.W. Sherwold Associates, Inc., as of 1/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President

Notary Public Thomas P. Flynn II, Notary Public

THOMAS P. FLYNN II
COMM. # 2434932
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JAN. 17, 2027

SEC Mail Processing

APR 04 2025

Washington, DC

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)

COUNTY OF ORANGE)

Subscribed and sworn to (or affirmed) before me on this 19TH (*Date*) day of MARCH (*Month*), 2025 (*Year*)

by GARY W. SHERWOOD

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ____________
Signature of Notary Public

Thomas P. Flynn II, Notary Public

THOMAS P. FLYNN II
COMM.# 2434932
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. JAN. 17, 2027

EXP: 01-17-2027

Seal
Place Notary Seal Above

---------- OPTIONAL ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________

Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

G.W. Sherwold Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended January 31, 2025

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of G.W. Sherwold Associates Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.W. Sherwold Associates Inc. (the "Company") as of January 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
March 24, 2025

G. W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2025

Assets

Cash	$ 296,631
Property and equipment, net	-
Total assets	$ 296,631

Liabilities and Stockholders' Equity

Liabilities

Unearned advisory fees	$ 63,730
Payroll taxes and liabilities payable	504
Total liabilities	64,234

Stockholders' equity

Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding	1,010
Additional paid-in capital	9,552
Retained earnings	221,835
Total stockholders' equity	232,397
Total liabilities and stockholders' equity	$ 296,631

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Operations
For the Year Ended January 31, 2025

Revenues	
Advisory income	$ 1,811,220
Commissions	72,193
Interest and other income	796
Total revenues	1,884,209
Expenses	
Employee compensation and benefits	1,030,314
Administrative fees	145,866
Occupancy and equipment rental	282,400
Professional fees	48,628
Other operating expenses	464,447
Total expenses	1,971,655
Operating income (loss) before income tax provision	(87,446)
Income tax provision (benefit)	(400)
Net income (loss)	**$ (87,046)**

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 31, 2024	$ 1,010	$ 9,552	$ 308,881	$ 319,443
Net income (loss)	-	-	(87,046)	(87,046)
Balance at January 31, 2025	$ 1,010	$ 9,552	$ 221,835	$ 232,397

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2025

Cash flow from operating activities:		
Net income (loss)		$ (87,046)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Increase (decrease) in liabilities:		
Payroll Liabilities	$ 74	
Unearned Advisory Fees	(13,946)	
Total adjustments		(13,872)
Net cash provided by (used in) operating activities		(100,918)
Cash flow from investing activities:		-
Cash flow from financing activities:		-
Net increase (decrease) in cash		(100,918)
Cash at beginning of year		397,549
Cash at end of year		$ 296,631
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest		$ -
Income Taxes (see note 3)		$ -

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2025

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G. W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts the majority of its activities with customers located in Southern California.

Summary of Significant Accounting Policies

The Company earns commissions by referring client transactions in mutual funds, variable life insurance or annuities, and other financial products and services. The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider.

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company._ As of January 31, 2025, there was no commission receivables from mutual fund and/or variable annuity providers.

The Company also earns minor annual trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

The Company is also registered with U. S. Securities and Exchange Commission as a Registered Investment Advisor, and earns advisory fees for the continuous on-going management of securities portfolios. Advisory fee income is recognized in the period earned. The Company does not hold client assets, and advisory fee income is paid to the Company on a quarterly basis by the custodian of an advisory client's account by prior client authorization. Collections received prior to services rendered are recorded as unearned advisory fees. As of January 31, 2025, there was $63,730 in unearned advisory fees that were collected.

The Company has a sub-clearing agreement with Shareholders Services Group to facilitate clearing through Pershing LLC. As of November 4, 2024, Shareholders Services Group merged with Altruist Financial, LLC and together provide brokerage related products and services to the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. As of January 31, 2025 there were no Accounts Receivable.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2025, the Company included $4,573 of advertising and marketing costs in other operating expenses.

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The Company has no arrangements subject to ASC 842 therefore adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended January 31, 2025.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

The Company accounts for its income taxes in accordance with ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. The recording of the deferred tax items referred to above is conditioned upon the Company's judgement that realization is at least 50% probable.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold improvements	$ 194,819	6
Computers	94,168	4
Furniture & Equipment	159,720	6
Sign	9,510	6
Total cost of property and equipment	458,217	
Less: accumulated depreciation	(458,217)	
Property and equipment, net	$ -	

Depreciation expense for the year ended January 31, 2025 was $0.

Note 3: INCOME TAXES

The income tax (benefit) is composed of the following:

	Current
Federal	$ (400)
State	(0)
Total income tax (benefit)	$ (400)

The Company received a federal income tax refund during the year.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years.

Note 3: INCOME TAXES
(Continued)

Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of January 31, 2025, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but the employer may make an annual discretionary contribution to the Plan. For the year ended January 31, 2025, the Company did not make an annual discretionary contribution.

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated, an entity under common control, for certain business management services for the Company. During the year ended January 31, 2010, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, the Company paid $145,866 for administrative fees and total occupancy expense of $282,400 for a month-to-month office lease agreement which are respectively reflected on the Statement of Operations for the year ended January 31, 2025

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on these amounts.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk default depends of the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

As of January 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has issued no guarantees at January 31, 2025, or during the year then ended.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending January 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2025, the Company had net capital of $232,397 which was $227,397 in excess of the required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($64,234) to net capital was 0.28 to 1, which is less than the 15 to 1 maximum allowed.

G. W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of January 31, 2025

Computation of net capital

Common stock	$ 1,010	
Additional paid-in capital	9,552	
Retained earnings	221,835	
Total stockholders' equity		$ 232,397
Net capital		232,397

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness ($64,234)	$ 4,282	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 227,397
Ratio of aggregate indebtedness to net capital		0.28 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIA Form X-17A-5 report dated January 31, 2025.

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possesion or Control Requirements Pursant to SEA Rule 15c3-3
As of January 31, 2025

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm").

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of G.W. Sherwold Associates Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) G.W. Sherwold Associates Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G.W. Sherwold Associates Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions"), (2) G.W. Sherwold Associates Inc. stated that G.W. Sherwold Associates Inc. met the identified exemption provisions throughout the year ended January 31, 2025 without exception, and (3) G.W. Sherwold Associates Inc.'s other business activities including the direct sale of variable life annuities and mutuals funds and advisory services is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the year ended January 31, 2025. G.W. Sherwold Associates Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.W. Sherwold Associates Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
March 24, 2025

G.W. Sherwold Associates, Inc.

Assertions Regarding Exemption Provisions

G.W. Sherwold Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company daimed an exemption from 17 C.F.R. section 240; 15c3-3 under the provision of 17 C.F.R. 240.15c3-3 (k)(2)(ii) and is in compliance with the non-covered firm provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because its business activities include sale of variable life annuities and mutual funds and advisory services. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(2) The Company met the identified exemption provision in 17 C.F.R. 240. 15c3-3(k) and the non-covered firm provisions of Footnote 74 throughout the most recent year ended January 31, 2025, without exception.

G.W. Sherwold Associates, Inc.

Signed by: ______________________

G.W. Sherwold Associates Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2025

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and the Stockholders of G.W. Sherwold Associates Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by G.W. Sherwold Associates Inc. and the SIPC, solely to assist you and SIPC in evaluating G.W. Sherwold Associates Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2025. G.W. Sherwold Associates Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on G.W. Sherwold Associates Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of G.W. Sherwold Associates Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
March 24, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 1/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — G W SHERWOLD ASSOCIATES INC

SEC No. — 8-49740

For the fiscal period beginning 2/1/2024 and ending 1/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,884,208.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 1,884,208.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 75,937.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.	$ 796.00	
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 76,733.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 1/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 1,807,475.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 2,711.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,319.00	
11	a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,319.00		
	d Add lines 11a through 11c		$ 1,319.00	
12	**LESSER** of line 10 or 11d.			$ 1,319.00
13	a Amount from line 8		$ 2,711.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 1,319.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 1,392.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 1,392.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49740	DEA: FINRA	2025	Jan

MEMBER NAME G W SHERWOLD ASSOCIATES INC
MAILING ADDRESS 22994 EL TORO ROAD
LAKE FOREST, CA 92630
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

G W SHERWOLD ASSOCIATES INC
(Name of SIPC Member)

GARY WILLIAM SHERWOLD
(Authorized Signatory)

2/6/2025
(Date)

gary@gwsherwold.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.